SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                       (Amendment No. __)

             Burlington Coat Factory Warehouse Corporation
------------------------------------------------------------------------------
                        (Name of Issuer)

             Common Stock, par value $1.00 per share
------------------------------------------------------------------------------
                (Title of Class of Securities)

                           121579 10 6
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                         (Cusip Number)

                          Paul C. Tang
        c/o Burlington Coat Factory Warehouse Corporation
                         1830 Route 130
                  Burlington, New Jersey 08016

                      Tel:  (609) 387-7800

    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                          March 9, 2000
------------------------------------------------------------------------------
     (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [x]

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 121579 10 6

1.   Name of Reporting Person
     I.R.S. Identification No. of Above Person (entities only)

     Henrietta Milstein

2.   Check the Appropriate Box if a Member of a Group
     (See Instructions)

     (a)   [ ]
     (b)   [x]

3.   SEC Use Only..................................................[ ]

4.   Source of Funds (see Instructions):  OO

5.   Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)................................[ ]

6.   Citizenship or Place of Organization:  United States

     Number of            7.  Sole Voting Power:                6,763,984
     Shares Bene-         8.  Shared Voting Power:              2,512,786
     ficially             9.  Sole Dispositive Power:           6,763,984
     owned by             10. Shared Dispositive Power:         2,512,786


11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:..........................................9,276,770 Shares

12.  Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions).....................................[x]

13.  Percent of Class Represented by Amount in row (11)..........20.9%

14.  Type of Reporting Person (See Instructions):  IN

CUSIP NO. 121579 10 6

1.   Name of Reporting Person
     I.R.S. Identification No. of Above Person (entities only)

     MH Family LLC

2.   Check the Appropriate Box if a Member of a Group
     (See Instructions)

     (a)   [ ]
     (b)   [x]

3.   SEC Use Only..................................................[ ]

4.   Source of Funds (see Instructions):  OO

5.   Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)................................[ ]

6.   Citizenship or Place of Organization:  Delaware

     Number of            7.  Sole Voting Power:                  None
     Shares Bene-         8.  Shared Voting Power:                2,400,00
     ficially             9.  Sole Dispositive                    None
     owned by             10. Shared Dispositive                  2,400,00


11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:..........................................2,400,000 Shares

12.  Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions).....................................[x]

13.  Percent of Class Represented by Amount in row (11)...........5.4%

14.  Type of Reporting Person (See Instructions):  OO

CUSIP NO. 121579 10 6

1.   Name of Reporting Person
     I.R.S. Identification No. of Above Person (entities only)

     MHLAS Limited Partnership Number One

2.   Check the Appropriate Box if a Member of a Group
     (See Instructions)

     (a)   [ ]
     (b)   [x]

3.   SEC Use Only..................................................[ ]

4.   Source of Funds (see Instructions):  OO

5.   Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)................................[ ]

6.   Citizenship or Place of Organization:  Delaware

     Number of            7.  Sole Voting Power:                  None
     Shares Bene-         8.  Shared Voting Power:                2,400,000
     ficially             9.  Sole Dispositive                    None
     owned by             10. Shared Dispositive                  2,400,000


11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:..........................................2,400,000 Shares

12.  Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions).....................................[x]

13.  Percent of Class Represented by Amount in row (11)...........5.4%

14.  Type of Reporting Person (See Instructions):  PN

     Item 1.  Security and Issuer
              -------------------

          Common Stock, par value $1.00 per share, of Burlington Coat Factory Warehouse Corporation, a Delaware corporation (the "Issuer"), whose executive offices are located at 1830 Route 130, Burlington, New Jersey, 08016.

     Item 2.  Identity and Background
              -----------------------

          (a)-(c) The undersigned hereby file this Schedule 13D Statement on behalf of Henrietta Milstein ("HM"), MH Family LLC, a Delaware limited liability company ("MHLLC") and MHLAS Limited Partnership Number One, a Delaware limited partnership ("MHLASLP"). HM, MHLLC and MHLASLP are sometimes referred to herein as "Reporting Persons."

          HM's business address is c/o the Issuer at 1830 Route 130, Burlington, New Jersey 08016. HM's principal occupation is as an Executive Vice President, Secretary and Director of the Issuer.

          MHLLC's principal executive offices are c/o the Issuer at 1830 Route 130, Burlington, New Jersey, 08016. MHLLC was organized by HM for estate planning purposes and to serve as the general partner of MHLASLP. HM is the sole member and manager of MHLLC.

          MHLASLP's principal executive offices are c/o the Issuer at 1830 Route 130, Burlington, New Jersey, 08016. MHLASLP was organized by HM and her spouse to acquire certain securities of the issuer owned by them for estate planning purposes. The sole general partner of MHLASLP is MHLLC.

          (d) None of the persons referred to in Paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) None of the persons referred to in Paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

          (f)  HM is a citizen of the United States of America.

     Item 3.   Source and Amount of Funds or Other Consideration.
               --------------------------------------------------

          On March 9, 2000, Mr. Monroe Milstein, ("MM") the spouse of HM, transferred 2,364,000 shares of Common Stock of the Issuer to MHLASLP in exchange for 98.5% limited partnership interest in MHLASLP.

     Item 4.   Purpose of Transaction
               ----------------------

          The purpose of the acquisition of the shares of Common Stock by MHLASLP is for estate planning for HM and MM and for investment. The Reporting Persons may acquire additional shares of the Issuer from time to time and may dispose of any or all of the shares held by them at any time.

          Except as set forth above in this Item 4, the Reporting Persons do not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (j), inclusive, of Item 4 of Schedule 13D. Such Persons may, at any time, from time to time, review or reconsider their position with respect to the Issuer, and formulate plans or proposals with respect to any of such matters, but have no present intention of doing so.

     Item 5.   Interest in Securities of the Issuer
               ------------------------------------

          (a) and (b)    The number of shares of Common Stock of the Issuer
beneficially owned by the Reporting Persons are as follows:

                                     Aggregate Number          Percentage of
Name                                 Of Shares Owned           Outstanding (1)
----                                 ----------------          ---------------

HM                                   9,276,770(2)(3)(5)        20.9%

MHLLC                                2,400,000(6)              5.4%

MHLASLP                              2,400,000                 5.4%
-------------------------------------

(1)  Based on 44,485,293 shares of Common Stock outstanding as of March 9, 2000.

(2) Excludes the following number of shares of Common Stock owned by members of HM's family as to which shares HM disclaims beneficial ownership:


                        Relationship                             Percentage
       Name                to HM         Number of Shares         of Class
       ----             ------------     ----------------        ----------

Monroe G. Milstein        Husband          11,367,491 (4)          25.6%
Andrew R. Milstein          Son             3,033,839               6.8%
Lazer Milstein              Son             2,272,823               5.1%
Stephen E. Milstein         Son             2,753,483               6.2%



(3) Includes 112,786 shares of Common Stock held by the Burlington Coat Factory Warehouse Corporation 401(k) Profit Sharing Plan, of which MM and HM are the trustees.

(4)  Excludes 112,786 shares described in Footnote (3) above.

(5) Includes 2,400,000 shares owned by MHLASLP, as to which HM may be deemed to share beneficial ownership through her position as the managing member of HMLLC, the general partner of HMLASLP.

(6) Includes 2,400,000 shares owned by MHLASLP, as to which HMLLC may be deemed to share beneficial ownership through its position as the general partner of MHLASLP.

               (c) Except as set forth in response to Item 3, none of the persons listed in response to Item 2 above acquired any ordinary shares of the Issuer during the past 60 days.

               (d) Except as described above, no person other than each respective record owner referred to herein of ordinary shares is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such shares.

               (e)  Not applicable.

     Item 6.   Contracts, Arrangements, Understandings or Relationships with
               -------------------------------------------------------------
               Respect to Securities of the Issuer
               -----------------------------------

               Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among the persons named in
Item 2 hereof, or between such persons and the other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions of profits or loss, or the giving or withholding of proxies.

     Item 7.   Material to be Filed as Exhibits
               --------------------------------

              Exhibit A - Agreement Pursuant to Rule 13d - 1(k).

                           SIGNATURES
                           ----------

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.


                              /s/ Henrietta Milstein
                         -----------------------------------
                         Henrietta Milstein

                         MH FAMILY LLC

                              /s/ Henrietta Milstein
                         By: -------------------------------
                              Henrietta Milstein, Manager




                         MHLAS LIMITED PARTNERSHIP NUMBER ONE
                         By : MH Family LLC
                              (General Partner)


                              /s/ Henrietta Milstein
                         By: -------------------------------
                              Henrietta Milstein, Manager


Dated:  March 17, 2000

                            EXHIBIT A

          Pursuant to Rule 13d-1(k) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of them in the capacities set forth hereinbelow.


                              /s/ Henrietta Milstein
                         -----------------------------------
                         Henrietta Milstein

                         MH FAMILY LLC

                              /s/ Henrietta Milstein
                         By: -------------------------------
                              Henrietta Milstein, Manager




                         MHLAS LIMITED PARTNERSHIP NUMBER ONE
                         By : MH Family LLC
                              (General Partner)


                              /s/ Henrietta Milstein
                         By: -------------------------------
                              Henrietta Milstein, Manager


Dated:  March 17, 2000